As filed with the Securities and Exchange Commission on December 8, 1998
                                                        Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II

B.   NAME OF DEPOSITORS:

     McLaughlin, Piven, Vogel Securities, Inc.   Reich & Tang Distributors, Inc.

C.   COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

     McLaughlin, Piven, Vogel Securities, Inc.   Reich & Tang Distributors, Inc.
     30 Wall Street                              600 Fifth Avenue
     New York, New York 10005                    New York, New York 10020

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                 `
                                                                      COPY OF COMMENTS TO:
     ALLAN M. VOGEL               PETER J. DEMARCO                    MICHAEL R. ROSELLA, Esq.
     President                    Reich & Tang Distributors, Inc.     Battle Fowler LLP
     McLaughlin, Piven, Vogel     600 Fifth Avenue                    75 East 55th Street
     Securities, Inc.             New York, New York 10020            New York, New York 10022
     30 Wall Street                                                   (212) 856-6858
     New York, New York 10005

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

     Indefinite

G.   AMOUNT OF FILING FEE:

     No filing fee required.

H.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

     / / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================


783681.1

                  Subject to Completion Dated December 8, 1998

--------------------------------------------------------------------------------

                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

--------------------------------------------------------------------------------

                     THE PINNACLE TRUST LARGE CAP SERIES II


The final prospectus for McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust is hereby incorporated by reference and used as a preliminary prospectus for McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriter who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.


================================================================================


================================================================================

     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                     PROSPECTUS PART A DATED JANUARY , 1998


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
















783681.1

 PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

     The employees of McLaughlin, Piven, Vogel Securities, Inc. are covered under Broker's Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.

         Listed below is the name and registration number of the previous series of McLaughlin, Piven, Vogel Family of Trusts, the final prospectus of which properly supplemented, might be used as a preliminary prospectus for McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II. This final prospectus is incorporated herein by reference.

                  McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust (Registration No. 333-60915)

         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Ernst & Young LLP

     The following exhibits:

        *99.1.1   -- Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit
                     99.1.1.1 below.

        99.1.1.1  -- Form of Trust Indenture and Agreement (filed as Exhibit
                     1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on September 23, 1998 and incorporated herein by reference).

         99.1.3.5 -- Certificate of Incorporation of Reich & Tang Distributors,
                     Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All- Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).

         99.1.3.6 -- By-Laws of Reich & Tang Distributors, Inc. (filed as
                     Exhibit 99.1.3.6 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).

         99.1.3.7 -- Certificate of Incorporation of McLaughlin, Piven, Vogel
                     Securities, Inc. dated March 8, 1977 and as amended on January 16, 1979, June 8, 1979, August 27, 1979, May 3,
                     1982, December 20, 1983 and September 25, 1989 (filed as
                     Exhibit 99.1.3.7 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

         99.1.3.8 -- By-Laws of McLaughlin, Piven, Vogel Securities Inc. (filed as Exhibit 99.1.3.8 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

         *99.3.1  -- Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

         99.6.0   -- Power of Attorney of Reich & Tang Distributors, Inc., the
                     Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).

         99.6.1   -- Power of Attorney of McLaughlin, Piven, Vogel Securities,
                     Inc. (filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

        *99.27    -- Financial Data Schedule (for EDGAR filing only).

--------------------

*     To be filed by amendment.

783681.1

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 8th day of December, 1998.

                                   MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                                   THE PINNACLE TRUST LARGE CAP SERIES II
                                       (Registrant)

                                   McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
                                       (Depositor)


                                   By    /s/  ALLAN M. VOGEL
                                         -------------------------------------
                                            Allan M. Vogel
                                            (Authorized Signator)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of McLaughlin, Piven, Vogel Securities, Inc., the Depositor, in the capacities and on the dates indicated.

        Name                      Title                                    Date
        ----                      -----                                    ----

JAMES C. MCLAUGHLIN        Chairman of the Board, Chief
                           Executive Officer and Director

ALLAN M. VOGEL             President, Secretary, Chief Financial
                           Officer and Director
                                                                       December 8, 1998


                                                                       By  /s/ ALLAN M. VOGEL
                                                                           --------------------
                                                                              Allan M. Vogel
                                                                                Attorney-In-Fact*







------------------

* An executed copy of a Power of Attorney was filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 on August 7, 1998.

783681.1
                                      II-2

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 8th day of December, 1998.

                                   MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                                   THE PINNACLE TRUST LARGE CAP SERIES II
                                       (Registrant)

                                   REICH & TANG DISTRIBUTORS, INC.
                                       (Depositor)


                                   By /s/ PETER J. DEMARCO
                                      ---------------------------------------
                                            Peter J. DeMarco
                                            Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

        Name                            Title                              Date
        ----                            -----                              ----

RICHARD E. SMITH III           President and Director

PETER S. VOSS                  Director

G. NEAL RYLAND                 Director

EDWARD N. WADSWORTH            Executive Officer

STEVEN W. DUFF                 Director
                                                                 December 8, 1998
ROBERT F. HOERLE               Managing Director

PETER J. DEMARCO               Executive Vice President
                                                                 By /s/ Peter J. DeMarco
RICHARD I. WEINER              Vice President                        --------------------------
                                                                           Peter J. DeMarco
BERNADETTE N. FINN             Vice President                              as Executive Vice President
                                                                           and Attorney-In-Fact
LORRAINE C. HYSLER             Secretary

RICHARD DE SANCTIS             Treasurer






----------------
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998.


783681.1
                                      II-3

                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated January __, 1999, in this Registration Statement (Form S-6 No. 333-______) of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II.


                                                               ERNST & YOUNG LLP


New York, New York
January __, 1999














783681.1
                                      II-4